811-21114
Proshares Trust
Branch 17

40-33

ROPES & GRAY

ROPES & GRAY LLP
ONE INTERNATIONAL PLACE
BOSTON, MA 02110-2624
WWW.ROPESGRAY.COM

October 1, 2009

Robert A. Skinner
(617) 951-7560
(617) 235-0434 fax
robert.skinner@ropesgray.com

BY HAND

Securities and Exchange Commission
Attn: Filing Desk
100 F. Street, N.E.
Washington, D.C. 20549

SEC
Mail Processing
Section

OCT 0 1 2009

Washington, DC
120

Re: *Knobel v. ProShares Trust et al.*, No. 09 Civ. 8293 (S.D.N.Y.)

Dear Sir or Madam:

I write on behalf of Defendants ProShares Trust, ProShare Advisors LLC, SEI Investments Distribution Co., Louis M. Mayberg, Michael L. Sapir, and Simon D. Collier in the above-captioned action. Pursuant to Section 33 of the Investment Company Act of 1940, enclosed please find a copy of the complaint filed in this action.

Respectfully submitted,

Robert Skinner /8774

Robert A. Skinner

Enclosures

cc: *via e-mail*

Barry Pershkow (w/o encl.)

09005789

AO 440 (Rev. 02/09) Summons in a Civil Action

UNITED STATES DISTRICT COURT
for the
Southern District of New York

09 CV 8293

SEC Mail Processing Section
OCT 01 2009
Washington, DC
120

ROBERT KNOBEL, on behalf of himself and all others similarly situated, *Plaintiff* v. PROSHARES TRUST. PROSHARES ADVISORS LLC, SEI INVESTMENTS DISTRIBUTION CO., et al. *Defendant*	)	Civil Action No.

SUMMONS IN A CIVIL ACTION

To: *(Defendant's name and address)*

See attached Rider

A lawsuit has been filed against you.

Within 20 days after service of this summons on you (not counting the day you received it) — or 60 days if you are the United States or a United States agency, or an officer or employee of the United States described in Fed. R. Civ. P. 12 (a)(2) or (3) — you must serve on the plaintiff an answer to the attached complaint or a motion under Rule 12 of the Federal Rules of Civil Procedure. The answer or motion must be served on the plaintiff or plaintiff's attorney, whose name and address are:

Joseph R. Seidman, Jr., Esq.
BERNSTEIN LIEBHARD LLP
10 East 40th Street, 22nd Floor
New York, New York 10016
(212) 779-1414

If you fail to respond, judgment by default will be entered against you for the relief demanded in the complaint. You also must file your answer or motion with the court.

J. MICHAEL McMAHON
CLERK OF COURT

Catherine Lapsley

Date: 09/30/2009

Signature of Clerk or Deputy Clerk

Civil Action No.

PROOF OF SERVICE

(This section should not be filed with the court unless required by Fed. R. Civ. P. 4 (l))

This summons for *(name of individual and title, if any)* ______________________
was received by me on *(date)* ____________ .

❒ I personally served the summons on the individual at *(place)* ______________________
______________________ on *(date)* ____________ ; or

❒ I left the summons at the individual's residence or usual place of abode with *(name)* ____________
____________ , a person of suitable age and discretion who resides there,
on *(date)* ____________ , and mailed a copy to the individual's last known address; or

❒ I served the summons on *(name of individual)* ______________________ , who is
designated by law to accept service of process on behalf of *(name of organization)* ____________
______________________ on *(date)* ____________ ; or

❒ I returned the summons unexecuted because ______________________ ; or

❒ Other *(specify)*:

My fees are $ ________ for travel and $ ________ for services, for a total of $ 0.00 .

I declare under penalty of perjury that this information is true.

Date: ____________

____
Server's signature

____
Printed name and title

____
Server's address

Additional information regarding attempted service, etc:

RIDER TO SUMMONS

ProShares Trust
7501 Wisconsin Avenue
Suite 1000 East Tower
Bethesda, Maryland 20814
Montgomery County

ProShare Advisors LLC
7501 Wisconsin Avenue
Suite 1000 East Tower
Bethesda, Maryland 20814
Montgomery County

SEI Investments Distribution Co.
100 Cider Mill Road
Oaks, Pennsylvania 19456
Montgomery County

Michael L. Sapir
7501 Wisconsin Avenue
Suite 1000 East Tower
Bethesda, Maryland 20814
Montgomery County

Louis M. Mayberg
7501 Wisconsin Avenue
Suite 1000 East Tower
Bethesda, Maryland 20814
Montgomery County

Russell S. Reynolds, III
7501 Wisconsin Avenue
Suite 1000 East Tower
Bethesda, Maryland 20814
Montgomery County

Michael Wachs
7501 Wisconsin Avenue
Suite 1000 East Tower
Bethesda, Maryland 20814
Montgomery County

Simon Collier
7501 Wisconsin Avenue
Suite 1000 East Tower
Bethesda, Maryland 20814
Montgomery County

09 CV 8299

UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF NEW YORK

ROBERT KNOBEL, on behalf of himself and all others similarly situated, Plaintiff,	x	**CLASS ACTION**
— against —	:	**COMPLAINT FOR VIOLATIONS OF THE FEDERAL SECURITIES LAWS**
PROSHARES TRUST, PROSHARE ADVISORS LLC, SEI INVESTMENTS DISTRIBUTION CO., MICHAEL L. SAPIR, LOUIS M. MAYBERG, RUSSELL S. REYNOLDS, III, MICHAEL WACHS, and SIMON COLLIER, Defendants.	x	**JURY TRIAL DEMANDED**

Plaintiff Robert Knobel, individually and on behalf of all others similarly situated, by his attorneys, alleges the following upon information and belief, except for those allegations as to himself, which are alleged upon personal knowledge. The allegations are based on counsel's investigation, documents filed with the United States Government and Securities and Exchange Commission (the "SEC"), and reports published in the press.

NATURE OF THE ACTION

1. This is a class action on behalf of all persons who purchased or otherwise acquired shares in the ProShares Ultrashort Oil and Gas Fund (the "DUG Fund"), an exchange-traded fund ("ETF") offered by Defendant ProShares Trust ("ProShares" or the "Trust"), pursuant or traceable to ProShares' false and misleading Registration Statement, Prospectuses, and/or Statements of Additional Information (collectively, the "Registration Statement") issued in connection with the DUG Fund's shares (the

"Class"). Plaintiff is seeking to pursue remedies under Sections 11 and 15 of the Securities Act of 1933 (the "Securities Act").

2. ProShares consists of a portfolio of 90 ETFs, including the DUG Fund. ETFs, regulated by the SEC under the Investment Company Act of 1940 (the "1940 Act"), are funds that track a particular stock index. After being issued, shares in the ETFs are bought and sold on secondary exchanges, or aftermarkets, such as the New York Stock Exchange or NASDAQ.

3. Non-traditional, or so-called "leveraged" and/or "inverse" ETFs, such as the DUG Fund, have attracted increasingly significant investor assets.

4. ProShares manages approximately 99 percent of the country's short and leveraged ETFs and, overall, it is the fifth largest provider of ETFs in the United States. ProShares designs each of its ETFs to correspond to the performance of a daily benchmark—such as the price performance, the inverse of the price performance, or a multiple of the inverse of the price performance—of an index or security.

5. ProShares' ETFs are essentially divided into two categories: Ultra and UltraShort.

6. ProShares sells its Ultra and UltraShort ETFs as "simple" directional plays. As marketed by ProShares, Ultra ETFs are designed to go up when markets go up; UltraShort ETFs are designed to go up when markets go down.

7. The DUG Fund is one of ProShares' UltraShort ETFs.

8. The DUG Fund seeks daily investment results, before fees and expenses, that correspond to twice (200%) the inverse (opposite) of the daily performance of the Dow Jones U.S. Oil and Gas Index ("DJOGI"). The DUG Fund is mandated to take

positions in securities and/or financial instruments that, in combination, should have similar daily return characteristics as –200% of the daily return of the DJOGI.

9. ProShares describes its strategy as "simple" to execute. Defendant ProShare Advisors LLC ("ProShare Advisors" or the "Advisor"), which serves as the investment advisor to the DUG Fund, purports to use a straightforward mathematical approach to investing. Indeed, ProShares attributes its rapid growth to the "simplicity" its ETFs bring to implementing sophisticated investment strategies. ProShares states that ProShare Advisors "determines the type, quantity and mix of investment positions that a[n ETF] should hold to simulate the performance of its daily benchmark," as opposed to advising ProShares to invest assets in stocks or financial instruments based on ProShare Advisors' view of the investment merit of a particular security, instrument, or company.

10. The Registration Statement misled investors that the DUG Fund would deliver double the inverse return of the DJOGI.

11. For example, the DJOGI fell approximately 37 percent from January 2, 2008, through December 31, 2008, and investors were mislead that the DUG Fund should have appreciated by over 74 percent during this period.

12. However, the DUG Fund *fell* approximately 30 percent during this period.

13. Likewise, in 2009, through July 30, 2009, the DJOGI decreased approximately 3.8 percent. Rather than increase approximately 7.6 percent (double the inverse), the DUG Fund has also fallen approximately 31.5 percent.

14. There has been no directional correlation over time whatsoever.

15. ProShares does not market the DUG Fund or its other ETFs as day-trading vehicles. ProShares' Chairman has publicly stated that investors can use ProShares'

ETFs "for more than a day successfully." ProShares' imposes no temporal limits on investors in its UltraShort ETFs.

16. ProShares' Registration Statement provides hypothetical examples of fees that investors may encounter over 1-year, 3-year, 5-year, and 10-year periods, thereby misleading investors that the DUG Fund may be used for intermediate or long-term investing.

17. The Registration Statement did not explain that, notwithstanding the name of the DUG Fund, the investment objective of the DUG Fund, and the purpose of ProShares' UltraShort ETFs, the DUG Fund would – to a mathematical certainty – cause enormous losses if used for intermediate or long-term investing. The enormous losses are accelerated when the market becomes more volatile.

18. The misleading nature of ProShares' statements and omissions are even more evident when compared to the statement of one of its chief competitors. In comparison to ProShares, Direxion stated on the cover of its December 29, 2008 prospectus, in bold type:

> **The Funds seek *daily leveraged* investment results. The Funds are intended to be used as short-term trading vehicles. The pursuit of *daily* leveraged investment goals means that the return of a Fund for a period of longer than a single day will be the product of the series of daily leveraged returns for each day during the relevant period . . . . The Funds are not suitable for all investors. The Funds should only be used by sophisticated investors who (a) understand the risks associated with the use of leverage, (b) understand the consequences of seeking daily leveraged investment results and (c) who intend to actively monitor and manage their investments.**

Cover page of Direxion prospectus (all emphasis in original).

19. On June 11, 2009, the Financial Industry Regulatory Authority ("FINRA") issued Regulatory Notice 09-31 (the "FINRA Notice"). The FINRA Notice cautioned

that "inverse and leveraged ETFs . . . typically are unsuitable for retail investors who plan to hold them for longer than one trading session, particularly in volatile markets." FINRA reminded those who deal in non-traditional ETFs that sales materials related to leveraged and inverse ETFs "must be fair and accurate." Thereafter, FINRA spokesman Herb Perone stated: "Exotic ETFs, such as inverse, leveraged and inverse-leveraged ETFs, are extremely complicated and confusing products . . . ." FINRA issued additional warnings on July 13, 2009, by way of a podcast on its website.

20. Since FINRA's warnings, many financial companies, including Edward Jones & Co., UBS, Ameriprise Financial, LPL Investment Holdings Inc., Wells Fargo, Morgan Stanley Smith Barney, and Charles Schwab have either halted, or provided strongly worded warnings concerning, leveraged and/or inverse ETF trading.

21. Moreover, seven months after Direxion issued its prospectus, ProShares changed the presentation of the statements on one of the first textual pages of a later prospectus.

22. In a July 31, 2009 prospectus, ProShares stated that a leveraged ETF "seeks investment results **for a single day only**" and **"The Funds do not seek to achieve their stated investment objective over a period of time greater than one day."** (Emphasis in original in both examples). These statements were still misleading because, among other things, they omitted that shares in the ETFs should only be used as short-term trading vehicles. Nonetheless, these statements, and the fact that they were now in bold, demonstrates that the earlier statements of "risk" were misleading.

23. On August 18, 2009, the SEC issued an alert that began by stating: "The SEC staff and FINRA are issuing this Alert because we believe individual investors may

be confused about the performance objectives of leveraged and inverse exchange-traded funds (ETFs). Leveraged and inverse ETFs typically are designed to achieve their stated performance objectives on a daily basis. Some investors might invest in these ETFs with the expectation that the ETFs may meet their stated daily performance objectives over the long term as well. Investors should be aware that performance of these ETFs over a period longer than one day can differ significantly from their stated daily performance objectives."

24. The SEC alert also stated: "Most leveraged and inverse ETFs 'reset' daily, meaning that they are designed to achieve their stated objectives on a daily basis. Their performance over longer periods of time—over weeks or months or years—can differ significantly from the performance (or inverse of the performance) of their underlying index or benchmark during the same period of time. This effect can be magnified in volatile markets."

25. The SEC alert provided "two real-life examples" to "illustrate how returns on a leveraged or inverse ETF over longer periods can differ significantly from the performance (or inverse of the performance) of their underlying index or benchmark during the same period of time."

26. The SEC alert states: "While there may be trading and hedging strategies that justify holding these investments longer than a day, buy-and-hold investors with an intermediate or long-term time horizon should carefully consider whether these ETFs are appropriate for their portfolio. As discussed above, because leveraged and inverse ETFs reset each day, their performance can quickly diverge from the performance of the

underlying index or benchmark. In other words, it is possible that you could suffer significant losses even if the long-term performance of the index showed a gain."

27. As a result of ProShares' misleading Registration Statement, Plaintiff and the Class have suffered millions of dollars in losses.

JURISDICTION AND VENUE

28. The claims asserted herein arise under and pursuant to Sections 11 and 15 of the Securities Act, 15 U.S.C. §§ 77k and 77o.

29. This Court has jurisdiction over the subject matter of this action pursuant to 28 U.S.C. §1331 and Section 22 of the Securities Act.

30. Venue is proper in this District pursuant to 28 U.S.C. § 1391(b), because many of the acts and practices complained of herein occurred in substantial part in this District, and the shares of the DUG Fund trade in this District on the American Stock Exchange.

31. In connection with the acts alleged in this complaint, Defendants, directly or indirectly, used the means and instrumentalities of interstate commerce, including, but not limited to, the mails, interstate telephone communications and the facilities of the national securities markets.

PARTIES

32. Plaintiff Robert Knobel purchased shares of the DUG Fund pursuant to or traceable to the Registration Statement, and suffered harm thereby.

33. Defendant ProShares, located at 7501 Wisconsin Avenue, Suite 1000, Bethesda, Maryland 20814, is a Delaware statutory trust organized on May 29, 2002.

34. ProShares is registered with the SEC as an open-end management investment company under the 1940 Act. ProShares has a portfolio of ETFs, the shares of which are all listed on the American Stock Exchange. Each ProShares ETF has its own CUSIP number and exchange trading symbol. Each ProShares ETF issues and redeems shares on a continuous basis at net asset value ("NAV") in large, specified numbers of shares called "Creation Units." For each ETF, a Creation Unit is comprised of 75,000 shares. ProShares now manages over $20 billion, accounting for 99 percent of the country's short and leveraged ETFs.

35. Defendant ProShare Advisors, located at 7501 Wisconsin Avenue, Suite 1000, Bethesda, Maryland 20814, serves as the investment advisor to the DUG Fund. ProShare Advisors provides investment advice and management services to ProShares and its ETFs, including the DUG Fund. ProShare Advisors oversees the investment and reinvestment of the assets in the DUG Fund.

36. ProShare Advisors is owned by Defendants Michael L. Sapir ("Sapir"), Louis M. Mayberg ("Mayberg") and William E. Seale.

37. Defendant SEI Investments Distribution Co. ("SEI"), located at 1 Freedom Valley Drive, Oaks, Pennsylvania, 19456, is the distributor and principal underwriter for the DUG Fund. SEI has been registered with the SEC and FINRA since 1982. SEI was hired by ProShares to distribute shares of the DUG Fund to broker/dealers and, ultimately, shareholders.

38. Defendant Sapir, an interested trustee of ProShares, has been the Chairman and Chief Executive Officer of ProShare Advisors since its inception. Sapir signed the Registration Statement.

39. Defendant Mayberg has been President of ProShare Advisors since inception. Mayberg signed the Registration Statement.

40. Defendant Russell S. Reynolds, III ("Reynolds") is a non-interested trustee of ProShares who signed the Registration Statement.

41. Defendant Michael Wachs ("Wachs") is a non-interested trustee of ProShares who signed the Registration Statement.

42. Defendant Simon D. Collier ("Collier") has been ProShares' Treasurer since June 2006. In his capacity as Treasurer, Collier signed the Registration Statement.

43. These individual people are referred to as the "Individual Defendants."

44. The Individual Defendants, in their respective roles, controlled the operations of the DUG Fund. The Board of Trustees of ProShares is responsible for the general supervision of all of the DUG Fund. The officers of ProShares are responsible for the day-to-day operations of the DUG Fund.

CLASS ACTION ALLEGATIONS

45. Plaintiff brings this action as a class action pursuant to Federal Rule of Civil Procedure 23(a) and (b)(3) on behalf of a class consisting of all persons or entities who acquired shares of the DUG Fund pursuant or traceable to the Trust's false and misleading Registration Statement, and were damaged thereby. Excluded from the Class are Defendants, the officers and directors of the Trust, at all relevant times, members of their immediate families and their legal representatives, heirs, successors or assigns and any entity in which defendants have or had a controlling interest.

46. The members of the Class are so numerous that joinder of all members is impracticable. While the exact number of Class members is unknown to Plaintiff at this

time and can only be ascertained through appropriate discovery, Plaintiff believes that there are thousands of members in the proposed Class.

47. Plaintiff's claims are typical of the claims of the members of the Class as all members of the Class are similarly affected by Defendants' wrongful conduct in violation of federal law that is complained of herein.

48. Plaintiff will fairly and adequately protect the interests of the members of the Class and has retained counsel competent and experienced in class and securities litigation.

49. Common questions of law and fact exist as to all members of the Class and predominate over any questions solely affecting individual members of the Class.

50. Among the questions of law and fact common to the Class are:

(a) whether the Securities Act was violated by Defendants' acts as alleged herein;

(b) whether statements made by Defendants to the investing public in the Registration Statement misrepresented material facts about the business and/or operations of ProShares; and

(c) to what extent the members of the Class have sustained damages and the proper measure of damages.

51. A class action is superior to all other available methods for the fair and efficient adjudication of this controversy since joinder of all members is impracticable.

52. Furthermore, as the damages suffered by individual Class members may be relatively small, the expense and burden of individual litigation make it impossible for

members of the Class to individually redress the wrongs done to them. There will be no difficulty in the management of this action as a class action.

BACKGROUND

Traditional ETFs

53. ETFs are open-ended, with a unique creation and redemption feature that provides for the creation of large blocks of ETF shares only by authorized participants, which are usually institutional investors, specialists or market makers, who signed a participant agreement with a particular ETF sponsor or distributor to satisfy investor demand and provide market liquidity. ETFs are frequently considered low cost index mutual funds that trade like stocks. ETFs, however, differ from traditional mutual funds in the following ways:

(a) ETFs do not sell individual shares directly to investors and only issue shares in large blocks (of 50,000 shares, for example) that are known as "Creation Units";

(b) Investors generally do not purchase Creation Units with cash. Instead, investors buy Creation Units with a basket of securities that generally mirrors an ETF portfolio;

(c) After purchasing a Creation Unit, an investor often splits it up and sells the individual shares on a secondary market. This permits other investors to purchase individual shares of the ETF (instead of Creation Units); and

(d) Investors who want to sell their ETF shares have two options: (1) they can sell individual shares to other investors on the secondary market, or (2) they can sell the Creation Units back to the ETF. ETFs generally redeem Creation Units by giving investors the securities that comprise the portfolio instead of cash.

54. In 1993, the American Stock Exchange launched the first traditional ETF, called the Spiders (or SPDR), which tracked the S&P 500. Soon after, more ETFs were introduced to the market, for example the Diamonds ETF in 1998, which tracked the Dow Jones Industrial Average, and the Cubes in 1999, which tracked the NASDAQ 100.

Non-Traditional/Leveraged ETFs

55. Non-traditional, or leveraged ETFs are a new form of ETFs that seek to deliver multiples of the performance of the index or benchmark they track. Some leveraged ETFs are "inverse" or "short" funds, meaning that they seek to deliver the opposite of the performance of the index or benchmark they track. Like traditional ETFs, some inverse ETFs track broad indices, some are sector-specific, and still others are linked to commodities or currencies. Inverse ETFs are often marketed as a way for investors to profit from, or at least hedge their exposure to, downward moving markets.

56. Some non-traditional ETFs, such as the DUG Fund, are both short and leveraged, meaning that they seek to achieve a return that is a multiple of the inverse performance of the underlying index. An inverse ETF that tracks the S&P 500, for example, seeks to deliver the inverse of the performance of the S&P 500, while a double-leveraged inverse S&P 500 ETF seeks to deliver twice the opposite of that index's performance. To accomplish their objectives, leveraged and inverse ETFs pursue a range of complex investment strategies through the use of swaps, futures contracts and other derivative instruments.

57. Most leveraged and inverse ETFs "reset" daily. This results in "compounding" effects. Using a two-day example, if the index goes from 100 to close at

101 on the first day and back down to close at 100 on the next day, the two-day return of an inverse ETF will be different than if the index had moved up to close at 110 the first day but then back down to close at 100 on the next day. In the first case with low volatility, the inverse ETF loses 0.02 percent; but, in the more volatile scenario, the inverse ETF loses 1.82 percent. The divergence effect increases significantly as volatility increases.

SUBSTANTIVE ALLEGATIONS

A. ProShares' Non-Traditional UltraShort ETFs

58. ProShares describes its UltraShort ETFs as vehicles that "[s]eek profit from downturns." ProShares' UltraShort ETFs "provide a simple way to try to seek profit from a market segment that you think is poised to fall."

59. On its website, ProShares provides the following "Q&A" regarding its UltraShort ETFs, in relevant part:

> Q: What are Short ProShares?
>
> A: They are the first exchange traded funds (ETFs) specifically designed to go up when markets go down. Short ProShares are built to move in the opposite direction of the markets.
>
> Here's how they work: if the S&P 500® Index drops 1% in a day, ProShares Short S&P500® should gain 1% that day (before fees and expenses). UltraShort ProShares double the effect. ProShares UltraShort S&P500® should gain 2% (before fees and expenses) if the index slips 1% in a day.
>
> On the flip side, Short ProShares will lose value if markets rise. If the S&P 500 gains 1% in a day, ProShares Short S&P500 should lose 1%, and ProShares UltraShort S&P500 should lose 2% (again, before fees and expenses). Short ProShares and UltraShort ProShares make it simple for you to execute sophisticated strategies designed to manage risk or enhance return potential.
>
> How are Short ProShares different from short selling?

> Short selling a stock or ETF requires a margin account. Short ProShares don't. They allow you to get short exposure without the hassles–or expense–of a margin account. It's as simple as buying a stock.

60. Accordingly, ProShares represents that its "short" ETFs are specifically designed to "go up when markets go down," and are "built to move in the opposite direction of the markets." ProShares' places no temporal limits on investors in its UltraShort ETFs.

B. The DUG Fund

61. The Registration Statement stated that the DUG Fund seeks daily investment results, before fees and expenses, that correspond to twice (200%) the inverse (opposite) of the daily performance of the DJOGI.

62. For example, the DJOGI fell approximately 37 percent from January 2, 2008, through December 31, 2008, and investors were mislead that the DUG Fund should have appreciated by over 74 percent during this period.

63. However, the DUG Fund *fell* approximately 30 percent during this period.

64. Likewise, in 2009, through July 30, 2009, the DJOGI decreased approximately 3.8 percent. Rather than increase approximately 7.6 percent (double the inverse), the DUG Fund has also fallen approximately 31.5 percent.

65. The Registration Statement omitted that holding shares of the DUG Fund for any period more than a day will – to a mathematical certainty – not track the market. Indeed, holding shares over a long-period of time will lead to enormous losses to a mathematical certainty.

66. Class members did not view ETFs as day trading investment vehicles and did not day trade the DUG Fund. In fact, it is virtually economically impossible for all DUG Fund purchasers to sell out of their positions at the end of one day.

C. The False and Misleading Registration Statement

67. On or about January 30, 2007, ProShares filed the Registration Statement, which was continually updated. The January 30, 2007 prospectus was signed by the Individual Defendants.

68. A later prospectus, filed on September 30, 2008, stated, in pertinent part:

> Investment Objective
>
> ProShares UltraShort Oil & Gas seeks daily investment results, before fees and expenses, that correspond to twice (200%) the inverse (opposite) of the daily performance of the Dow Jones U.S. Oil & Gas Index.
>
> If ProShares UltraShort Oil & Gas is successful in meeting its objective, its net asset value should gain approximately twice as much, on a percentage basis, before fees and expenses, as any decrease in the Dow Jones U.S. Oil & Gas Index when the Index declines on a given day. Conversely, its net asset value should lose approximately twice as much, on a percentage basis, before fees and expenses, as any increase in the Index when the Index rises on a given day.
>
> Principal Investment Strategies
>
> ProShares UltraShort Oil & Gas' principal investment strategies include:
>
> • Taking positions in financial instruments (including derivatives) that ProShare Advisors believes, in combination, should have similar daily return characteristics as twice (200%) the inverse of the Dow Jones U.S. Oil & Gas Index. Information about the Index can be found in the section entitled "Underlying Indexes."
>
> • Committing at least 80% of its net assets, including any borrowings for investment purposes, to investments that, in combination, have economic characteristics that are inverse to those of the Index.

• Employing leveraged investment techniques in seeking its investment objective.

• Investing assets not invested in financial instruments in debt instruments and/or money market instruments.

• The Fund will concentrate its investments in a particular industry or group of industries to approximately the same extent as the Index is so concentrated. As of the close of business on June 30, 2008, the Index was concentrated in the integrated oil and gas and the oil equipment and services industry groups which comprised approximately 73% and 27%, respectively, of the market capitalization of the Index.

69. The September 30, 2008 prospectus mentioned a laundry list of risks, but left out a clear discussion of the most crucial one – how investing in the DUG Fund for more than one day would invariably lead to swift and radical losses:

> Principal Risk Considerations
>
> ProShares UltraShort Oil & Gas is subject to the following principal risks:
>
> • Aggressive Investment Technique Risk, Concentration Risk, Correlation Risk, Counterparty Risk, Credit Risk, Early Close/Trading Halt Risk, Equity Risk, Inverse Correlation Risk, Investment Company and Exchange Traded Fund Risk, Liquidity Risk, Market Price Variance Risk, Market Risk, Non-Diversification Risk, Portfolio Turnover Risk and Short Sale Risk.
>
> In addition to the risks noted above, ProShares UltraShort Oil & Gas is also subject to risks faced by companies in the energy sector, including: effects on profitability from changes in worldwide energy prices and exploration, and production spending; adverse effects from changes in exchange rates, government regulation, world events and economic conditions; market, economic and political risks of the countries where energy companies are located or do business; and risk for environmental damage claims. Further, stocks in the Index may underperform fixed income investments and stock market indexes that track other markets, segments and sectors. As noted above, ProShares UltraShort Oil & Gas seeks to provide daily investment results, before fees and expenses, that correspond to twice (200%) the inverse (opposite) of the daily performance of the Dow Jones U.S. Oil & Gas Index, and thus these risk considerations for the Fund will generally be the opposite of those for a traditional mutual fund.

70. The statements in paragraphs 68 and 69 were false and/or misleading because they failed to disclose:

- Performance of the DUG Fund would inevitably diverge from the performance of the DJOGI—i.e., the overwhelming probability, if not certainty, of spectacular tracking error;
- The DUG Fund's stated daily performance objectives could not be achieved in the intermediate or long term;
- The severe consequences of market volatility on the DUG Fund's investment objective and performance;
- The severe consequences of inherent path dependency in periods of market volatility on the DUG Fund's performance; and
- The consequences of the DUG Fund's daily hedge adjustment always going in the same direction as the movement of the underlying index, notwithstanding that it is an inverse leveraged ETF.

71. The inadequacy of Proshares' list of risks is made obvious when compared to that of Direxion, which stated on the cover of its December 29, 2008 prospectus, in bold type:

> **The Funds seek *daily leveraged* investment results. The Funds are intended to be used as short-term trading vehicles. The pursuit of *daily* leveraged investment goals means that the return of a Fund for a period of longer than a single day will be the product of the series of daily leveraged returns for each day during the relevant period.... The Funds are not suitable for all investors. The Funds should only be used by sophisticated investors who (a) understand the risks associated with the use of leverage, (b) understand the consequences of seeking daily leveraged investment results and (c) who intend to actively monitor and manage their investments.**

Cover page of Direxion prospectus (all emphasis in original).

72. As discussed above, ProShares changed – but did not cure – the presentation of its statements. On July 31, 2009, ProShares stated that a leveraged ETF "seeks investment results **for a single day only**" and "[t]**he Funds do not seek to**

achieve their stated investment objective over a period of time greater than one day." (Emphasis in original in both examples). These statements were still misleading – indeed, these statements were in earlier prospectuses (unbolded) in the risk section, but it demonstrates that the earlier discussions of risk were misleading. These statements were still misleading because they did not disclose that using leveraged ETFs for anything else besides one day was almost mathematically certain to cause radical losses in a volatile market such as that underlying the DUG Fund.

D. Statement by FINRA & Others

73. In June 2009, FINRA issued Regulatory Notice 09-31, in which FINRA "remind[ed] firms of their sales practice obligations in connection with leveraged and inverse ETFs." In particular, FINRA admonished that sales materials related to leveraged and inverse ETFs "must be fair and accurate." FINRA further cautioned:

> **Suitability**
>
> NASD Rule 2310 requires that, before recommending the purchase, sale or exchange of a security, a firm must have a reasonable basis for believing that the transaction is suitable for the customer to whom the recommendation is made. This analysis has two components. The first is determining whether the product is suitable for any customer, an analysis that requires firms and associated persons to fully understand the products and transactions they recommend.
>
> **Communications With the Public**
>
> NASD Rule 2210 prohibits firms and registered representatives from making false, exaggerated, unwarranted or misleading statements or claims in communications with the public.
>
> Therefore, all sales materials and oral presentations used by firms regarding leveraged and inverse ETFs must present a fair and balanced picture of both the risks and benefits of the funds, and may not omit any material fact or qualification that would cause such a communication to be misleading.

74. FINRA spokesman Herb Perone has stated: "Exotic ETFs, such as inverse, leveraged and inverse-leveraged ETFs, are extremely complicated and confusing products, and the marketing and sale of these products to unsophisticated retail investors is very much on FINRA's radar screen."

75. FINRA issued additional guidance on July 13, 2009, by way of a podcast on its website. FINRA reiterated that most leveraged and inverse ETFs reset each day and are designed to achieve their stated objective on a daily basis—but with the effects of compounding over a longer time frame, results differ significantly. In spite of this admonishment, Defendant Sapir maintains that ProShares' leveraged and inverse ETFs can be used "for more than a day successfully."

76. On July 15, 2009, Massachusetts' Secretary of State William Galvin announced that Massachusetts had begun a probe into the sales practices of ProShares, among other firms heavily involved in structuring leveraged ETFs.

77. On July 21, 2009, as reported by *The Wall Street Journal* in an article entitled "Getting Personal, Edward Jones Drops ETFs," Edward Jones & Co. called ETFs like the DUG Fund "one of the most misunderstood and potentially dangerous types of ETFs."

78. On July 27, 2009, in a letter to wealth management clients, as reported by *The Wall Street Journal* in an article entitled "Strange Traded Funds," UBS said it would not trade ETFs that use leverage or sell an underlying asset short. Similarly, on the heels of the FINRA Notice, Ameriprise Financial and LPL Investment Holdings Inc. have also prohibited sales of leveraged ETFs that seek more than twice the long or short

performance of their target index. Wells Fargo is now also reportedly reviewing its policy on non-traditional ETFs.

79. On July 30, 2009, *The Wall Street Journal* published an article entitled "Warning Signs Up For Leveraged ETFs," in which it was reported that Morgan Stanley Smith Barney is reviewing how it sells leveraged ETFs. The article also observed that Charles Schwab ("Schwab") issued an unusual warning on July 28 to clients who buy non-traditional ETFs. Schwab offered a strongly worded warning on its website noting that "while there may be limited occasions where a leveraged or inverse ETF may be useful for some types of investors, it is extremely important to understand that, for holding periods longer than a day, these funds may not give you the returns you may be expecting . . . . Proceed with extreme caution."

80. The statements in the Registration Statement are misleading and the risk disclosures do not come close to this "[p]roceed with extreme caution" level of clarity.

81. On August 1, 2009, *The Wall Street Journal* quoted Morningstar's director of ETF analysis, Scott Burns, who observed: "Hedges [like the DUG Fund] aren't supposed to become less trustworthy when you really need them."

CLAIM ONE
Violations of § 11 of the 1933 Act Against All Defendants

82. This Count is brought pursuant to Section 11 of the 1933 Act, 15 U.S.C. § 77k, on behalf of the Class, against all Defendants.

83. Plaintiff incorporates by reference the above paragraphs, as if set forth herein. This Claim is asserted against all defendants.

84. ProShares is the issuer of the shares sold via the Registration Statement. The Individual Defendants are signatories and/or authorizers of the Registration Statement.

85. Plaintiff and the Class all purchased shares of the DUG Fund issued pursuant and/or traceable to the Registration Statement.

86. Defendants are liable for the material misstatements in and omissions from the Registration Statement.

87. Plaintiff and other members of the Class purchased or otherwise acquired their DUG Fund shares without knowledge of the untruths or omissions alleged herein.

CLAIM TWO
Violations of § 15 of the Securities Act Against the Individual Defendants

88. Plaintiff incorporates by reference the above paragraphs, as if set forth herein. This Count is asserted against the Individual Defendants.

89. Each of the Individual Defendants named herein acted as a controlling person of the Company within the meaning of Section 15 of the Securities Act. The Individual Defendants were trustees, officers, and/or directors of ProShares charged with the legal responsibility of overseeing its operations. Each controlling person had the power to influence and exercised the same to cause the controlled person to engage in the unlawful acts and conduct complained of herein.

90. By reason of such conduct, the Defendants named in this Count are liable pursuant to Section 15 of the Securities Act. As a direct and proximate result of their wrongful conduct, Plaintiff and the other members of the Class suffered damages in connection with their purchases of the DUG Fund.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff prays for relief and judgment, as follows:

A. Determining that this action is a proper class action and certifying Plaintiff as class representative under Rule 23 of the Federal Rules of Civil Procedure;

B. Awarding damages in favor of Plaintiff and the other Class members against all Defendants for all damages sustained as a result of Defendants' wrongdoing, in an amount to be proven at trial, including interest thereon;

C. Awarding Plaintiff and the Class their reasonable costs and expenses incurred in this action, including counsel fees and expert fees; and

D. Such equitable/injunctive or other relief as deemed appropriate by the Court.

JURY DEMAND

Plaintiff hereby demands a trial by jury.

Dated: September 30, 2009

BERNSTEIN LIEBHARD LLP

By:________________________

Sandy A. Liebhard (liebhard@bernlieb.com)
Christian Siebott (siebott@bernlieb.com)
Joseph R. Seidman, Jr. (seidman@bernlieb.com)
10 East 40th Street
22nd Floor
New York, New York 10016
Telephone: (212) 779-1414
Facsimile: (212) 779-3218